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                [LETTERHEAD OF WOLTERS KLUWER U.S. CORPORATION]

Bruce C. Lenz
Executive Vice President
Chief Financial Officer

                                  June 10, 1998

Mr. Martin E. Tash
President
Plenum Publishing Corporation
233 Spring Street
New York, New York 10013

Dear Mr. Tash:

      In consideration of the execution today of an agreement and plan merger by and among our wholly owned subsidiary Kluwer Boston, Inc. and Plenum Publishing Corporation which agreement is intended to result in the acquisition of all the shares of Plenum Publishing Corporation at 73.50 per share for a total purchase of approximately $258 million dollars, we hereby agree that we will fund the obligations of our subsidiary and of PPC Acquisition Corp., our indirect subsidiary, through available cash balances and existing bank credit lines of Wolters Kluner nv. We hereby represent and warrant that there are available cash balances and exiting bank credit lines which will enable us to meet this obligation.

                                           Yours sincerely,

                                           WOLTERS KLUWER U.S. CORPORATION


                                           By:  /s/ Bruce C. Lenz
                                                ---------------------------
                                                Bruce C. Lenz
                                                Executive Vice President and
                                                Chief Financial Officer